Filed Pursuant to Rule 433

Registration No. 333-143852

December 5, 2007

Free Writing Prospectus

(To Prospectus dated

June 18, 2007 and

Prospectus Supplement

dated November 29, 2007)

Penn Virginia Corporation

Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	James W. Dean, Director, Investor Relations
Ph: (610) 687-7531 Fax: (610) 687-3688 E-Mail: invest@pennvirginia.com

PENN VIRGINIA CORPORATION CLOSES PUBLIC OFFERINGS OF $230 MILLION OF

CONVERTIBLE SENIOR SUBORDINATED NOTES AND 3,450,000 SHARES OF

COMMON STOCK, INCLUDING OVER-ALLOTMENT OPTIONS

RADNOR, PA (BusinessWire) December 5, 2007 – Penn Virginia Corporation (NYSE: PVA) today announced the closing of the previously announced offerings of $230 million aggregate principal amount of convertible senior subordinated notes due 2012 (the “Notes”) and an aggregate of 3,450,000 shares of common stock, through offerings registered under the Securities Act of 1933, as amended (the “Securities Act”). As a result of the exercises in full of over-allotment options granted to the underwriters in both offerings, the offerings were increased from previously announced levels by $30 million aggregate principal amount of Notes and 450,000 shares of common stock.

PVA estimates that the net proceeds from the Notes offering will be approximately $222.5 million, after deducting underwriting discounts and commissions and estimated expenses. PVA intends to use the net proceeds from the Notes offering to repay a portion of the outstanding borrowings under PVA’s revolving credit facility and to pay the cost of previously announced convertible note hedge transactions, which is approximately $18.6 million after such cost is offset by the proceeds of previously announced separate warrant transactions.

PVA estimates that the net proceeds from the offering of common stock will be approximately $135.3 million, after deducting underwriting discounts and commissions and estimated expenses. PVA intends to use the net proceeds of the common stock offering to repay a portion of the outstanding borrowings under PVA’s revolving credit facility and for general corporate purposes.

In connection with the Notes offering, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities acted as joint book-running managers and representatives of the underwriters, who included RBC Capital Markets Corporation and UBS Securities LLC.

In connection with the common stock offering, J.P. Morgan Securities Inc., Lehman Brothers Inc. and RBC Capital Markets Corporation acted as joint book-running managers and representatives of the underwriters, who included UBS Securities LLC, Wachovia Securities, BMO Capital Markets Corp., Capital One Southcoast, Inc., Ferris, Baker Watts Incorporated, Fortis Securities LLC and Pritchard Capital Partners, LLC.

Each of the offerings was made only by means of a prospectus and related prospectus supplement, which have been filed with the Securities and Exchange Commission (“SEC”). A copy of the prospectus and prospectus supplement relating to each offering may be obtained from the offices of: J.P. Morgan Securities Inc., Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, 866-430-0686; Lehman Brothers Inc., c/o Broadridge Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, NY 11717, E-mail: Qiana.Smith@Broadridge.com, Fax: 631-254-7140; Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152, Email: equity.syndicate@wachovia.com (prospectus and Notes offering prospectus supplement only); or RBC Capital Markets Corporation, One Liberty Plaza, 2nd Floor, New York, NY 10006, Attn: Equity Syndicate, Fax: 212-428-6260 (prospectus and common stock offering prospectus supplement only).

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

******

Headquartered in Radnor, PA and a member of the S&P SmallCap 600 Index, Penn Virginia Corporation (NYSE: PVA) is an independent natural gas and oil company focused on the exploration, acquisition, development and production of reserves in domestic onshore regions, including the Appalachian Basin, the Cotton Valley play in east Texas, the Selma Chalk play in Mississippi, the Mid-Continent region and the Gulf Coast of Louisiana and Texas. PVA also owns approximately 82 percent of Penn Virginia GP Holdings, L.P. (NYSE: PVG), the owner of the general partner and the largest unit holder of Penn Virginia Resource Partners, L.P. (NYSE: PVR), a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business.

Free Writing Prospectus Legend

PVA has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that PVA has filed with the SEC for more complete information about PVA and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, PVA will arrange to send you these documents if you request it by calling (610) 687-8900.